Exhibit 99.1

C3is Inc.

C3is Inc. reports second quarter and six months 2024 financial and operating results

Athens, Greece, August 22, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short term durations, producing steady cash flows, while our Aframax tanker operates in the spot market where voyage charter rates for Aframax tankers are currently around $27,000 per day.

•	All our handysize dry bulk carriers and our Aframax tanker are unencumbered.

•

Fleet operational utilization of 87.7% for the three months ended June 30, 2024, mainly due to the commercial idle days of the vessel that operated in the spot market, as our vessels that operated under time charter employment had few commercial idle days.

•	Revenues of $10.8 million for the three months ended June 30, 2024, corresponding to a daily TCE I of $23,938.

•	185% increase in daily TCE for the three months ended June 30, 2024, as compared to the three months ended June 30, 2023.

•	Net Loss, EBITDA[1] and loss per share, basic, of $11.8 million, loss of $9.7 million and $2.84 respectively, for the three months ended June 30, 2024.

•	Adjusted net income[i] of $2.9 million for the three months ended June 30, 2024, an increase of 885% compared to the three months ended June 30, 2023.

•	1,499% increase in Adjusted EBITDA[i] for the three months ended June 30, 2024, as compared to the three months ended June 30, 2023.

•	44% increase in Total Assets as of June 30, 2024 compared to December 31, 2023.

•	Adjusted EPS of $0.63 for the second quarter of 2024.

•

In April 2024, the Company effected a reverse stock split of 1 for 100 of its common shares, aimed at meeting the minimum bid price requirement for maintaining listing on Nasdaq Capital Market, thus all share amounts have been retrospectively restated.

•

In April 2024, our Company announced an agreement to acquire a 2012-built Japanese handysize drybulk carrier from an affiliated company. Following this vessel acquisition and the delivery of the 33,664 DWT handysize drybulk carrier to our Company in May 2024, the total fleet capacity increased to 213,468 dwt. 10% of the purchase price was paid on delivery, with the remaining 90% ($16.2 million) due in April 2025.

•

In July 2024, the Company paid off the remaining 90% purchase price on the Aframax oil tanker, amounting to $38.7 million, using cash provided by operations, cash on hand and net proceeds from equity offerings.

•

The Company recorded a non-cash adjustment of $14.5 million as “Loss on Warrants”, which mainly arose due to the change in the fair value of warrants as at June 30, 2024 as compared to the fair value as of their issuance date during Q1 2024.

i

TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measure. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Second Quarter 2024 Results:

•

Voyage revenues for the three months ended June 30, 2024 amounted to $10.8 million, an increase of $9.1 million compared to revenues of $1.7 million for the three months ended June 30, 2023, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 325 days for the three months ended June 30, 2024, as compared to 182 days for the same period in 2023. Of the total calendar days in the second quarter of 2024, 203, or 62.5%, were time charter days, as compared to 163 or 89.6% for the same period in 2023. Our fleet operational utilization was 87.7% and 89.6% for the three months ended June 30, 2024 and 2023.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2024 were $3.1 million and $2.0 million, compared to $0.2 million and $0.8 million for the three months ended June 30, 2023. The increase in both voyage expenses and vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended June 30, 2024 included bunkers cost and port expenses of $1.3 million and $1.2 million respectively, corresponding to 42% and 39% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market as compared to the same period last year, when the vessels operated under time charter employment. Operating expenses for the three months ended June 30, 2024 mainly included crew expenses of $1.1 million, corresponding to 55% of total operating expenses, spares and consumables costs of $0.3 million, corresponding to 15% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 15% of total vessel operating expenses.

•

Depreciation for the three months ended June 30, 2024 was $1.5 million, a $0.8 million increase from $0.7 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended June 30, 2024 were $0.14 million, a $0.06 million increase from $0.08 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three months ended June 30, 2024 were $0.6 million and were mainly related to expenses incurred as a result of operating as a separate public company. For the same period of 2023, the balance was $0.3 million.

•

Interest and finance costs for the three months ended June 30, 2024 were $0.9 million and related to the accrued interest expense – related party in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker Afrapearl II—which was completely repaid in July 2024 - and our bulk carrier Eco Spitfire, which is payable by April 2025.

•	Interest income for the three months ended June 30, 2024 was $0.4 million and related to the interest earned from the time deposits held by the Company.

•

Loss on warrants for the three months ended June 30, 2024 was $14.5 million and mainly related to net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•

Adjusted net income was $2.9 million corresponding to an Adjusted EPS, basic of $0.63 for the three months ended June 30, 2024 compared to an Adjusted net loss of $0.4 million corresponding to an Adjusted loss per share, basic, of $12.07 for the same period last year.

•

Adjusted EBITDA for the three months ended June 30, 2024 and 2023 amounted to $4.9 million and $0.3 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 3.6 vessels were owned by the Company during the three months ended June 30, 2024 compared to 2.0 vessels for the same period in 2023.

Six months 2024 Results:

•

Voyage revenues for the six months ended June 30, 2024 amounted to $23.6 million, an increase of $18.7 million compared to revenues of $4.9 million for the six months ended June 30, 2023, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 598 days for the six months ended June 30, 2024, as compared to 362 days for the same period in 2023. Of the total calendar days in the first six months of 2024, 367 or 61.4%, were time charter days, as compared to 326 or 90.0% for the same period in 2023. Our fleet operational utilization was 90.3% and 90.1% for the six months ended June 30, 2024 and 2023.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2024 were $6.0 million and $3.8 million compared to $0.5 million and $1.9 million for the six months ended June 30, 2023. The increase in both voyage expenses and vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2024 mainly included bunker costs of $3.1 million, corresponding to 52% of total voyage expenses, and port expenses of $1.9 million, corresponding to 32% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market as compared to the same period last year, when the vessels operated under time charter employment. Operating expenses for the six months ended June 30, 2024 mainly included crew expenses of $2.0 million, corresponding to 53% of total operating expenses, spares and consumables costs of $0.8 million, corresponding to 21%, and maintenance expenses of $0.4 million, representing works and repairs on the vessels, corresponding to 11% of total vessel operating expenses.

•

Depreciation for the six months ended June 30, 2024 was $2.9 million, a $1.6 million increase from $1.3 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the six months ended June 30, 2024 were $0.3 million, a $0.1 million increase from $0.2 million for the same period of last year, due to the increase in the calendar days of our fleet during the current period.

•

General and Administrative costs for the six months ended June 30, 2024 were $2.1 million and mainly related to expenses incurred relating to the two public offerings and the reverse stock split and expenses incurred as a result of operating as a separate public company. General and Administrative costs for the six months ended June 30, 2023 were $0.5 million.

•

Interest and finance costs for the six months ended June 30, 2024 were $1.7 million and related to the accrued interest expense – related party, as of June 30, 2024 in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker Afrapearl II - which was subsequently completely paid off in July 2024 - and our bulk carrier Eco Spitfire, which is payable by April 2025.

•	Interest income for the six months ended June 30, 2024 was $0.6 million and related to the interest earned from the time deposits held by the Company.

•

Loss on warrants for the six months ended June 30, 2024 was $15.2 million and mainly related to the net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•

Adjusted Net Income was $7.3 million corresponding to an Adjusted EPS, basic of $1.68 for the six months ended June 30, 2024 compared to adjusted net income of $0.4 million, corresponding to an Adjusted EPS, basic of $11.54 for the same period in the last year.

•

Adjusted EBITDA for the six months ended June 30, 2024 and 2023 amounted to $11.3 million and $1.7 million respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 3.3 vessels were owned by the Company during the six months ended June 30, 2024 compared to 2.0 vessels for the same period of 2023.

CEO Dr. Diamantis Andriotis commented:

Following the completion of the first six months of operations for 2024, C3is has reported an Adjusted Net Income of $7.3 million, an adjusted EBITDA of $11.3 million, and an adjusted EPS of $1.68.

We have taken delivery of our fourth vessel this year, bringing our total fleet capacity to 213,464 DWT, an increase of 234% from the Company’s inception, a little over a year ago.

We have more than doubled our fleet without the need for any bank debt.

In July 2024 we paid off the remaining balance of $38.7 million due on our Aframax tanker, without resorting to bank financings.

Shipping business is at a major turning point with a plethora of risks and opportunities, which are poised to shape market dynamics.

These are mainly the decline in global demand for bulk cargo such as iron ore and coal, the increase in transportation of grain and minor bulk cargo, the de-carbonization of customer value chains, the impact of market fluctuations and geopolitical risks.

We are confident that we have established foundations that are adaptable to this changing environment, thereby enhancing our fundamental ability to both further develop existing core businesses, and explore new growth businesses.

Looking ahead, we believe that earnings momentum will remain generally favorable, prompting our continued focus on our fleet growth strategy. We will continue to strive to produce both improved financial performance, attractive returns and growth prospects for our shareholders

Conference Call details:

On August 22, 2024, at 11:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, outlook for our shipping sectors and vessel earnings, and our ability to maintain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the remaining purchase price for one of our drybulk vessels, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2023 and June 30, 2024.

FLEET DATA	Q2 2023	Q2 2024	6M 2023	6M 2024
Average number of vessels (1)	2.00	3.6	2.00	3.3
Period end number of owned vessels in fleet	2	4	2	4
Total calendar days for fleet (2)	182	325	362	598
Total voyage days for fleet (3)	182	321	362	594
Fleet utilization (4)	100.0%	98.8%	100.0%	99.3%
Total charter days for fleet (5)	163	203	326	367
Total spot market days for fleet (6)	19	118	36	227
Fleet operational utilization (7)	89.6%	87.7%	90.1%	90.3%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before loss on warrants and share based compensation. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net (loss)/income before interest and finance costs, interest income, depreciation, loss on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six-Month Period Ended June 30th,
	2023	2024	2023	2024
Net (Loss)/Income - Adjusted Net (Loss)/Income
Net (loss)/income	(363,230)	(11,756,952)	388,125	(7,970,332)
Plus loss on warrants	—	14,546,665	—	15,176,536
Plus share based compensation	—	63,015	—	126,480
Adjusted Net (loss)/income	(363,230)	2,852,728	388,125	7,332,684
Net (Loss)/Income - EBITDA
Net (loss)/income	(363,230)	(11,756,952)	388,125	(7,970,332)
Plus interest and finance costs	424	947,877	729	1,700,423
Less interest income	—	(433,389)	—	(642,567)
Plus depreciation	670,064	1,544,412	1,340,128	2,926,709
EBITDA	307,258	(9,698,052)	1,728,982	(3,985,767)
Net (Loss)/Income - Adjusted EBITDA
Net (loss)/income	(363,230)	(11,756,952)	388,125	(7,970,332)
Plus loss on warrants	—	14,546,665	—	15,176,536
Plus share based compensation	—	63,015	—	126,480
Plus interest and finance costs	424	947,877	729	1,700,423
Less interest income	—	(433,389)	—	(642,567)
Plus depreciation	670,064	1,544,412	1,340,128	2,926,709
Adjusted EBITDA	307,258	4,911,628	1,728,982	11,317,249
EPS
Numerator
Net (loss)/income	(363,230)	(11,756,952)	388,125	(7,970,332)
Less: Cumulative dividends on preferred shares	(20,833)	(189,583)	(20,833)	(379,166)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	—	—	(2,862,000)
Net (loss)/income attributable to common shareholders, basic	(384,063)	(11,946,535)	367,292	(11,211,498)
Denominator
Weighted average number of shares	31,826	4,203,245	31,826	2,429,488
EPS - Basic	(12.07)	(2.84)	11.54	(4.61)

Adjusted EPS
Numerator
Adjusted net (loss)/income	(363,230)	2,852,728	388,125	7,332,684
Less: Cumulative dividends on preferred shares	(20,833)	(189,583)	(20,833)	(379,166)
Less: Undistributed earnings allocated to non-vested shares	—	(5,026)	—	(13,341)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	—	—	(2,862,000)
Adjusted net (loss)/income attributable to common shareholders, basic	(384,063)	2,658,119	367,292	4,078,177
Denominator
Weighted average number of shares	31,826	4,203,245	31,826	2,429,488
Adjusted EPS	(12.07)	0.63	11.54	1.68

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q2 2023	Q2 2024	6M 2023	6M 2024
Voyage revenues	1,703,252	10,827,194	4,855,097	23,619,205
Voyage expenses	173,607	3,142,982	458,627	5,975,974
Time charter equivalent revenues	1,529,645	7,684,212	4,396,470	17,643,231
Total voyage days for fleet	182	321	362	594
Time charter equivalent rate	8,405	23,938	12,145	29,702

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q2 2023	Q2 2024	6M 2023	6M 2024
Revenues
Revenues	1,703,252	10,827,194	4,855,097	23,619,205

Total revenues	1,703,252	10,827,194	4,855,097	23,619,205

Expenses
Voyage expenses	148,714	3,009,046	399,690	5,680,135
Voyage expenses – related party	24,893	133,936	58,937	295,839
Vessels’ operating expenses	826,614	1,953,301	1,840,172	3,730,571
Vessels’ operating expenses – related party	15,000	33,667	30,000	67,167
Drydocking costs	30,437	—	174,149	—
Management fees – related party	80,080	143,000	159,280	263,120
General and administrative expenses	—	490,991	—	1,885,898
General and administrative expenses – related party	271,412	111,623	465,267	223,059
Depreciation	670,064	1,544,412	1,340,128	2,926,709

Total expenses	2,067,214	7,419,976	4,467,623	15,072,498

(Loss)/Income from operations	(363,962)	3,407,218	387,474	8,546,707

Other (expenses)/income
Interest and finance costs	(424)	(6,663)	(729)	(8,592)
Interest and finance costs – related party	—	(941,214)	—	(1,691,831)
Interest income	—	433,389	—	642,567
Foreign exchange gain/(loss)	1,156	(103,017)	1,380	(282,647)
Loss on warrants	—	(14,546,665)	—	(15,176,536)

Other expenses, net	732	(15,164,170)	651	(16,517,039)

Net (loss)/income	(363,230)	(11,756,952)	388,125	(7,970,332)

(Loss)/Earnings per share (ii)
- Basic	(12.07)	(2.84)	11.54	(4.61)
- Diluted	(12.07)	(2.84)	5.20	(4.61)
Weighted average number of shares
- Basic	31,826	4,203,245	31,826	2,429,488
- Diluted	31,826	4,203,245	74,683	2,429,488

ii

The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off of our company from Imperial Petroleum Inc. in June 2023 and to reverse stock split effected in April 2024.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2023	2024
Assets
Current assets
Cash and cash equivalents	695,288	32,317,158
Time deposits	8,368,417	13,200,000
Trade and other receivables	10,443,497	3,178,481
Other current assets	33,846	98,245
Inventories	689,269	1,109,408
Advances and prepayments	80,267	44,342
Operating lease right-of-use assets	—	59,804

Total current assets	20,310,584	50,007,438

Non current assets
Vessels, net	75,161,431	87,400,747

Total non current assets	75,161,431	87,400,747

Total assets	95,472,015	137,408,185

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	547,017	908,521
Payable to related parties	38,531,016	54,730,861
Accrued and other liabilities	634,297	878,444
Operating lease liabilities	—	59,804
Deferred income	215,836	32,813

Total current liabilities	39,928,166	56,610,443

Non current liabilities
Warrant liability	—	14,486,493

Total current liabilities	—	14,486,493

Total liabilities	39,928,166	71,096,936

Commitments and contingencies
Stockholders’ equity
Capital stock	874	102,576
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	47,191,056	69,068,252
Retained earnings/(accumulated deficit)	8,345,919	(2,865,579)

Total stockholders’ equity	55,543,849	66,311,249

Total liabilities and stockholders’ equity	95,472,015	137,408,185

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	6M 2023	6M 2024
Cash flows from operating activities
Net income/(loss) for the period	388,125	(7,970,332)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	1,340,128	2,926,709
Share based compensation	—	126,480
Unrealized foreign exchange loss on time deposits	—	156,921
Loss on warrants	—	15,176,536
Noncash lease expense	—	2,386
Offering costs attributable to warrant liability	—	1,078,622
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(254,030)	7,265,016
Other current assets	—	(64,399)
Inventories	11,726	(420,139)
Advances and prepayments	(127,524)	35,925
Increase/(decrease) in
Trade accounts payable	(121,253)	361,504
Changes in operating lease liabilities	—	(2,386)
Payable to related parties	349,024	2,659,029
Accrued liabilities	108,721	244,147
Deferred income	—	(183,023)

Net cash provided by operating activities	1,694,917	21,392,996

Cash flows from investing activities
Acquisition of vessel	—	(1,623,125)
Increase in bank time deposits	—	(20,001,175)
Maturity of bank time deposits	—	15,012,671

Net cash used in investing activities	—	(6,611,629)

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083	—
Proceeds from follow-on offerings	—	13,147,990
Proceeds from exercise of warrants	—	5,852,396
Stock issuance costs	—	(1,778,633)
Dividends paid on preferred shares	—	(381,250)

Net cash provided by financing activities	3,305,083	16,840,503

Net increase in cash and cash equivalents	5,000,000	31,621,870
Cash and cash equivalents at beginning of period	—	695,288

Cash and cash equivalents at end of period	5,000,000	32,317,158